
SEC MAIL
RECEIVED
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NOV 25 2005
WASH, D.C.
199
SECTION



05044149

SECURITI... N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl M. Hennig, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 North Main Street
(No. and Street)

Oshkosh, (City) Wisconsin (State) 54901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Harenburg (920) 231-6630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, Thomas A. Harenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl M. Hennig, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


NOTARY PUBLIC
LINDA L.
ELLNER
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 2 5 2005
WASH., D.C.
199
SECTION

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carl M. Hennig, Inc.

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.


Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 2, 2005

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 58,691
Receivable from broker/dealers	275,755
Securities owned, at market or fair value	473,279
Secured demand note receivable	100,000
Furniture, equipment and leasehold improvements, at cost, net of $178,866 accumulated depreciation	27,691
TOTAL ASSETS	$ 935,416

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts and commissions payable	$ 261,151
Accrued profit sharing contribution	71,242
Related party interest payable	8,000
Subordinated loan payable	100,000
Total Liabilities	$ 440,393
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares	$ 80,000
Additional paid in capital	225,000
Retained earnings	190,023
Total Shareholders' Equity	$ 495,023
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 935,416

The accompanying notes are an integral part of this financial statement.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Long and Short Securities - Securities positions are valued at market value or at the estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company including commission revenue and related expense are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Deferred Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five to seven year periods. Depreciation of leasehold improvements is provided using the straight-line method over a thirty-one year period.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Securities owned consist of trading and investment securities at quoted market values or estimated fair values as illustrated below.

Equity securities at market value	$ 423,779
Restricted securities	49,500
Warrants at estimated fair value	-0-
Total	$ 473,279

NOTE 3 - BANK LOANS

The Company has a $100,000 bank demand line of credit note that bears a fluctuating interest rate equal to the lending institution's prime rate less 0.50%. This demand note is collateralized by securities owned by the majority shareholder. These securities are also collateral for the secured demand note on the statement of financial condition. At September 30, 2005, the Company owed no amounts to the bank regarding this note.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2005, the Company made a contribution of $71,242 to this plan.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2005 the Company's net capital and required net capital were $411,602 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 83%.

NOTE 6 - RELATED PARTY TRANSACTIONS

A majority shareholder and officer of the Company has provided office space to the Company during the year ended September 30, 2005 and charged the Company $10,800 for this service. There is no written agreement for this office lease. The terms are verbal and month to month.

NOTE 7 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholders at a price equal to book value should the minority shareholders decide to sell their shares.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at September 30, 2005 is listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to a Secured Demand
Note Collateral Agreement

8%, due October 1, 2005	$ 100,000

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - *(Continued)*

The subordinated borrowing is covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such a borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. This subordinated borrowing was not renewed or extended.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into securities transactions that include selling securities they do not own (short sales) and therefore will be obligated to purchase at a future date. These short sales are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. Since the Company enters into the foregoing transactions solely for the benefit of its customers, the Company does not bear any credit or market risk, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days' prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/dealer. The agreement has a thirty-six month initial term that began

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

February 19, 2004 and will automatically renew for successive one year periods unless it is terminated. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/Dealer. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $332,647 which expires on various dates beginning October 1, 2011.

NOTE 11 - LEASE COMMITMENTS

The Company leases office space at two locations. The main office lease is month to month as is disclosed in Note 6. The other office lease expires April 30, 2007. The expense for the year ended September 30, 2005 relating to this agreement was $4,275. Minimum payments relating to this operating lease for the year ending September 30, 2006 will be $4,800 and $2,800 for the year ending September 30, 2007.